SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

(Name of Issuer)

Shares of Beneficial Interest, par value $1.00 per share

(Title of Class of Securities)

709102107

(CUSIP Number)

James Stockard

General Counsel

Saunders Property Company

4040 MacArthur Blvd., Suite 300

Newport Beach, CA 92660

(949) 251-0444

Deborah S. Froling

Kutak Rock LLP

1625 Eye Street, N.W., Suite 800

Washington, D.C. 20006

(202) 828-2400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 17, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	709102107

1	NAME OF REPORTING PERSONS John R. Saunders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF		SOLE VOTING POWER
SHARES	7	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH		6,360,000(1)
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		0
WITH:	10	SHARED DISPOSITIVE POWER
		6,360,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,360,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%(2)
14	TYPE OF REPORTING PERSON
IN

(1) Includes indirect beneficial ownership of (i) 100,000 Shares of Beneficial Interest held by 17422 Derian L.P. in his capacity as manager of JS Commercial, LLC, which is the general partner of 17422 Derian L.P., and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of JS Commercial LLC; (ii) 2,000,000 Shares of Beneficial Interest held by 2771 Garey L.P. in his capacity as the manager of JS Office LLC, which is the general partner of 2771 Garey L.P., and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of JS Office LLC; (iii) 2,600,000 Shares of Beneficial Interest held by GS Building, L.P. in his capacity as manager of G.S. Building, LLC, which is the general partner of G.S. Building, LP, and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of G.S. Building, LLC; (iv) 300,000 Shares of Beneficial Interest held by Saunders Property, LLC in his capacity as manager of Saunders Property, LLC; (v) 700,000 Shares of Beneficial Interest held by S.F. Property, L.P. in his capacity as manager of G.S. Building, LLC, which is the general partner of S.F. Property, L.P., and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of G.S. Building, LLC; and (vi) 650,000 Shares of Beneficial Interest in his capacity as trustee of John R. Saunders Trust dated 7/14/87.

(2) Calculated based on 79,259,912 issued and outstanding Shares of Beneficial Interest of Pennsylvania Real Estate Investment Trust (the “Issuer”), par value $1.00 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021.

CUSIP No.	709102107

1	NAME OF REPORTING PERSONS G.S. Building, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF		SOLE VOTING POWER
SHARES	7	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH		2,600,000
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		0
WITH:	10	SHARED DISPOSITIVE POWER
		2,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%(1)
14	TYPE OF REPORTING PERSON
PN

(1) Calculated based on 79,259,912 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021.

CUSIP No.	709102107

1	NAME OF REPORTING PERSONS G.S. Building, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH		3,300,000(1)
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		0
WITH:	10	SHARED DISPOSITIVE POWER
		3,300,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,300,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2%(2)
14	TYPE OF REPORTING PERSON
OO

(1) Includes indirect beneficial ownership of (i) 2,600,000 Shares of Beneficial Interest in its capacity as general partner of G.S. Building, L.P., and (ii) 700,000 Shares of Beneficial Interest in its capacity as general partner of S.F. Property, L.P.

(2) Calculated based on 79,259,912 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021.

CUSIP No.	709102107

1	NAME OF REPORTING PERSONS 2771 Garey L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF		SOLE VOTING POWER
SHARES	7	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH		2,000,000
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		0
WITH:	10	SHARED DISPOSITIVE POWER
		2,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%(1)
14	TYPE OF REPORTING PERSON
PN

(1) Calculated based on 79,259,912 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021.

CUSIP No.	709102107

1	NAME OF REPORTING PERSONS JS Office LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF		SOLE VOTING POWER
SHARES	7	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH		2,000,000(1)
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		0
WITH:	10	SHARED DISPOSITIVE POWER
		2,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%(2)
14	TYPE OF REPORTING PERSON
OO

(1) Includes indirect beneficial ownership of 2,000,000 Shares of Beneficial Interest in its capacity as general partner of 2771 Garey L.P.

(2) Calculated based on 79,259,912 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021.

CUSIP No.	709102107

1	NAME OF REPORTING PERSONS S.F. Property, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF		SOLE VOTING POWER
SHARES	7	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH		700,000
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		0
WITH:	10	SHARED DISPOSITIVE POWER
		700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.88%(1)
14	TYPE OF REPORTING PERSON
PN

(1) Calculated based on 79,259,912 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021.

CUSIP No.	709102107

1	NAME OF REPORTING PERSONS Saunders Property, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF		SOLE VOTING POWER
SHARES	7	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH		300,000
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		0
WITH:	10	SHARED DISPOSITIVE POWER
		300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
300,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.38%(1)
14	TYPE OF REPORTING PERSON
OO

(1) Calculated based on 79,259,912 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021.

CUSIP No.	709102107

1	NAME OF REPORTING PERSONS John R. Saunders Trust dated 7/14/87
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH		650,000
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		0
WITH:	10	SHARED DISPOSITIVE POWER
		650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
650,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82%(1)
14	TYPE OF REPORTING PERSON
OO

(1) Calculated based on 79,259,912 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021.

CUSIP No.	709102107

1	NAME OF REPORTING PERSONS 17422 Derian L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF		SOLE VOTING POWER
SHARES	7	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH		100,000
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		0
WITH:	10	SHARED DISPOSITIVE POWER
		100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.13%(1)
14	TYPE OF REPORTING PERSON
PN

(1) Calculated based on 79,259,912 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021.

CUSIP No.	709102107

1	NAME OF REPORTING PERSONS JS Commercial, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF		SOLE VOTING POWER
SHARES	7	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH		100,000(1)
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		0
WITH:	10	SHARED DISPOSITIVE POWER
		100,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.13%(2)
14	TYPE OF REPORTING PERSON
OO

(1) Includes indirect beneficial ownership of 100,000 Shares of Beneficial Interest in its capacity as general partner of 17422 Derian L.P.

(2) Calculated based on 79,259,912 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021.

CUSIP No.	709102107

1	NAME OF REPORTING PERSONS The Saunders Family Trust dated 11/07/08
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF		SOLE VOTING POWER
SHARES	7	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH		5,400,000(1)
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		0
WITH:	10	SHARED DISPOSITIVE POWER
		5,400,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,400,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%(2)
14	TYPE OF REPORTING PERSON
OO

(1) Includes indirect beneficial ownership of (i) 100,000 Shares of Beneficial Interest held by 17422 Derian L.P. in its capacity as parent of JS Commercial, LLC, which is the general partner of 17422 Derian LP; (ii) 2,000,000 Shares of Beneficial Interest held by 2771 Garey L.P., in its capacity as parent of JS Commercial, LLC, which is the general partner of 2771 Garey L.P.; (iii) 2,600,000 Shares of Beneficial Interest held by GS Building, L.P. in its capacity as parent of G.S. Building, LLC, which is the general partner of GS Building, L.P.; (iv) 700,000 Shares of Beneficial Interest held by S.F. Property, L.P., in its capacity as parent of G.S. Building, LLC, which is the general partner of S.F. Property, L.P.

(2) Calculated based on 79,259,912 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021.

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (this “Schedule 13D”) relates to the common shares of beneficial interest, par value $1.00 per share (“Shares of Beneficial Interest”), of Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust (the “Issuer”). The address of the Issuer’s principal executive office is One Commerce Square, 2005 Market Street, Suite 1000, Philadelphia, PA 19103. This Amendment No. 1 amends and restates the original Schedule 13D filed by the Reporting Persons (defined below) with the Securities and Exchange Commission on February 17, 2021.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed by: (i) John R. Saunders, an individual (“Saunders”); (ii) G.S. Building, L.P., a Nevada limited partnership (“G.S. Building”); (iii) G.S. Building, LLC, a Nevada limited liability company (“G.S. Building GP”); (iv) 2771 Garey L.P., a Nevada limited partnership (“2771 Garey”); (v) JS Office LLC, a Nevada limited liability company (“JS Office”); (vi) S.F. Property, L.P., a Nevada limited partnership (“S.F. Property”); (vii) Saunders Property, LLC, a Nevada limited liability company (“Saunders Property”); (viii) John R. Saunders Trust dated 7/14/87, a trust organized under the laws of the State of California (“Saunders Trust”); (ix) 17422 Derian L.P., a Nevada limited partnership (“17422 Derian”); (x) JS Commercial, LLC, a Nevada limited liability company (“JS Commercial”); and (xi) The Saunders Family Trust dated 11/07/08, a trust organized under the laws of the State of California (“The Saunders Family Trust”). The foregoing entities are referred to in this Schedule 13D individually as a “Reporting Person” and, collectively, they are referred to herein as the “Reporting Persons” or the “Saunders Group.”

G.S. Building GP is the general partner of each of G.S. Building and S.F. Property. JS Office is the general partner of 2771 Garey. JS Commercial is the general partner of 17422 Derian. Saunders serves as the sole trustee of Saunders Trust and The Saunders Family Trust and serves as the sole manager of the following entities: G.S. Building GP, JS Office, Saunders Property and JS Commercial. JS Office, JS Commercial and G.S. Building GP are each wholly owned subsidiaries of The Saunders Family Trust.

(b) The principal business address of each of the Reporting Persons is 4040 MacArthur Blvd., Suite 300 Newport Beach, CA 92660.

(c) Saunders’ principal occupation is as a real estate investor. Each of the other Reporting Persons is a partnership, limited liability company or trust that is principally engaged in acquiring, managing, holding and selling real estate and related investments.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Saunders is a citizen of the United States. The Saunders Trust and The Saunders Family Trust are each organized under the laws of the state of California. Each of the other Reporting Persons were formed under the laws of the State of Nevada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Saunders, G.S. Building, 2771 Garey, S.F. Property, Saunders Property, Saunders Trust and 17422 Derian acquired the Shares of Beneficial Interest reported herein for an aggregate of $14,928,311.57. The source of the funds for Saunders was from personal funds. The source of the funds for each of G.S. Building, 2771 Garey, S.F. Property, Saunders Property, Saunders Trust and 17422 Derian was from working capital.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares of Beneficial Interest to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the express purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons acquired the Shares of Beneficial Interest because they believed that the Shares of Beneficial Interest reported herein, when purchased, represented an attractive investment opportunity.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares of Beneficial Interest reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons’ investment in the Shares of Beneficial Interest, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares of Beneficial Interest, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares of Beneficial Interest and/or other securities issued by the Issuer or selling some or all of their Shares of Beneficial Interest, engaging in hedging or similar transactions with respect to the Shares of Beneficial Interest and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of Shares of Beneficial Interest beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

(b) Number of shares as to which each Reporting Person has

(i) sole power to vote or direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) Transactions by the Reporting Persons in Shares of Beneficial Interest of the Issuer during the last sixty days is set forth on Appendix A and incorporated herein by reference to this Item 5.

(d) Except as set forth in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Shares of Beneficial Interest beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1 – Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2021

/s/ John R. Saunders
John R. Saunders

G.S. BUILDING, L.P.

By: G.S. Building, LLC, its general partner

By:	/s/ John R. Saunders
Name: John R. Saunders
Title: Manager

G.S. BUILDING, LLC

By:	/s/ John R. Saunders
Name: John R. Saunders
Title: Manager

2771 GAREY L.P. By: JS Office LLC, its general partner

By:	/s/ John R. Saunders
Name: John R. Saunders
Title: Manager

JS OFFICE LLC

By:	/s/ John R. Saunders
Name: John R. Saunders
Title: Manager

S.F. PROPERTY, L.P. By: G.S. Building, LLC, its general partner

By:	/s/ John R. Saunders
Name: John R. Saunders
Title: Manager

SAUNDERS PROPERTY, LLC

By:	/s/ John R. Saunders
Name: John R. Saunders
Title: Manager

JOHN R. SAUNDERS TRUST DATED 7/14/87

By:	/s/ John R. Saunders
Name: John R. Saunders
Title: Trustee

THE SAUNDERS FAMILY TRUST DATED 11/07/08

By:	/s/ John R. Saunders
Name: John R. Saunders
Title: Trustee

17422 DERIAN L.P. By: JS Commercial, LLC, its general partner

By:	/s/ John R. Saunders
Name: John R. Saunders
Title: Manager

JS COMMERCIAL, LLC

By:	/s/ John R. Saunders
Name: John R. Saunders
Title: Manager

Appendix A

Shares of Beneficial Interest Acquired by John R. Saunders

Transaction Date	Transaction Type	Class of Securities	Quantity	Price
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	100	$ 2.03
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	600	$ 2.03
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	8,400	$ 2.04
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	900	$ 2.04

Shares of Beneficial Interest Acquired by G.S. Building, L.P.

Transaction Date	Transaction Type	Class of Securities	Quantity	Price
03/18/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	30,000	$2.23
03/18/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	8,248	$2.18
03/18/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,352	$2.18
03/18/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	1,400	$2.18
03/18/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	9,000	$2.18
03/18/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	5,600	$2.18
03/18/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	30,000	$2.18
03/18/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	20,000	$2.21
03/18/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	5,400	$2.16
03/18/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	30,000	$2.21
03/19/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	3,200	$2.22
03/19/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	5,334	$2.23
03/19/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	42,751	$2.23
03/19/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	4,049	$2.22
03/19/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	12,423	$2.23
03/19/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	400	$2.22
03/19/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	11,843	$2.24
03/19/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	100	$2.24
03/19/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	4,547	$2.23
03/19/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	14,332	$2.24
03/19/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	1,021	$2.24
03/23/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	20,000	$2.13
03/23/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,000	$2.11
03/23/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	9,400	$2.10
03/23/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,600	$2.11
03/23/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,000	$2.16
03/23/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,000	$2.15
03/23/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,000	$2.13
03/23/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	20,000	$2.13
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	1,157	$2.10
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	8,843	$2.09
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	4,767	$2.11
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	2,152	$2.09
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	300	$2.10
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,581	$2.10
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	2,200	$2.10
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,000	$2.03
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	8,675	$2.05
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	1,325	$2.04

03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,000	$2.08
03/25/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	3,245	$1.93
03/25/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	2,989	$1.94
03/25/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	100	$1.93
03/25/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	800	$1.92
03/25/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	12,866	$1.93
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	15,141	$2.00
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	4,859	$1.99
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	100	$1.99
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	19,900	$1.99
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	690	$1.98
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	2,795	$1.98
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	115	$1.98
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	16,400	$1.99
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	51	$1.99
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	2,400	$1.98
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	14,805	$1.99
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	2,744	$1.99
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	17,018	$1.98
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	2,982	$1.97
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	20,000	$2.01
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	3,200	$1.98
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	1,166	$1.99
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	15,634	$1.99
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	6,953	$1.99
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	300	$1.98
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	12,747	$1.98
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	12,700	$1.98
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	7,100	$1.97
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	200	$1.98
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	1,200	$1.96
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	18,800	$1.97
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	19,400	$2.00
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	600	$1.99
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	13,244	$1.96
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	5,356	$1.95
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	200	$1.95
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	200	$1.94
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	1,000	$1.95
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	5,198	$1.94
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	5,886	$1.94
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	300	$1.94
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	200	$1.93

03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	8,416	$1.93
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	100	$1.92
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	13,002	$1.93
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	300	$1.93
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	400	$1.93
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	6,198	$1.93
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	16,498	$1.93
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	3,202	$1.92
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	300	$1.92
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	19,170	$1.94
03/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	830	$1.93
03/30/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	400	$1.96
03/30/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	100	$1.95
03/30/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	9,364	$1.97
03/30/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,136	$1.96
03/30/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	18,279	$1.96
03/30/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	1,721	$1.95
03/30/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	48	$1.97
03/30/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	52	$1.97
03/30/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	19,900	$1.97
03/30/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	400	$1.97
03/30/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	12,000	$1.97
03/30/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	6,700	$1.98
03/30/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	900	$1.97
03/31/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	200	$1.95
03/31/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	300	$1.95
03/31/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	1,175	$1.95
03/31/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	11,720	$1.95
03/31/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	6,605	$1.96

Shares of Beneficial Interest Acquired by 2771 Garey L.P.

Transaction Date	Transaction Type	Class of Securities	Quantity	Price
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	1,700	$2.01
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	8,300	$2.02
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	2,111	$2.00
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	17,889	$2.01
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	16,577	$2.03
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	3,423	$2.02
04/01/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	100	$2.01
04/01/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	8,700	$2.01
04/01/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	1,200	$2.00
04/01/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	17,101	$2.00
04/01/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	2,599	$1.99
04/01/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	300	$2.00
04/01/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	422	$1.98
04/01/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	19,578	$1.99
04/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	4,482	$1.83
04/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	5,518	$1.82
04/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	4,673	$1.81
04/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	269	$1.81
04/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	5,058	$1.82
04/27/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,000	$1.85
04/27/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,000	$1.87
04/27/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	9,900	$1.87
04/27/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	100	$1.87
04/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	30,000	$1.92
04/29/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,000	$1.93
05/03/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,000	$2.03

Shares of Beneficial Interest Acquired by S.F. Property, L.P.

Transaction Date	Transaction Type	Class of Securities	Quantity	Price
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	600	$2.04
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	3,310	$2.03
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	15,500	$2.04
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	390	$2.04
03/24/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	200	$2.04
03/25/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,300	$1.94
03/25/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	100	$1.92
03/25/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	6,900	$1.93
03/25/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	1,900	$1.95
03/25/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	800	$1.93
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	5,464	$2.01
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	4,536	$2.00

Shares of Beneficial Interest Acquired by Saunders Property, LLC

Transaction Date	Transaction Type	Class of Securities	Quantity	Price
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	16,600	$2.00
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	3,400	$1.99
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	10,000	$2.01
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	5,896	$2.03
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	4,104	$2.02
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	500	$1.99
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	6,100	$2.00
03/26/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	3,400	$1.99

Shares of Beneficial Interest Acquired by John R. Saunders Trust dated 7/14/87

Transaction Date	Transaction Type	Class of Securities	Quantity	Price
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	5,350	$2.25
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	3,750	$2.24
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	800	$2.24
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	100	$2.25
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	6,152	$2.23
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	100	$2.24
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	3,048	$2.24
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	700	$2.25
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	8,501	$2.23
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	102	$2.23
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	1,397	$2.23
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	4,461	$2.23
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	7,468	$2.24
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	100	$2.24
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	1,200	$2.24
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	6,083	$2.22
03/22/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	688	$2.22
05/11/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	9,800	$1.68
05/11/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	200	$1.67
05/11/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	15,695	$1.67
05/11/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	4,305	$1.66
05/11/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	8,272	$1.65
05/11/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	11,624	$1.66
05/11/21	Open Market Purchase	Beneficial Interest (par value, $1.00)	104	$1.65